

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2015

James Cassidy
President
Black Grotto Acquisition Corporation, et al.
215 Apolena Avenue
Newport Beach, California 92662

> **Re:** **Black Grotto Acquisition Corp**
> **Registration Statement on Form 10**
> **Filed on March 2, 2015**
> **File No. 000-55385**
>
> **Brown Grotto Acquisition Corp**
> **Filed on March 2, 2015**
> **File No. 000-55386**
>
> **Red Grotto Acquisition Corp**
> **Filed on March 2, 2015**
> **File No. 000-55387**
>
> **Yellow Grotto Acquisition Corp**
> **Filed on March 2, 2015**
> **File No. 000-55388**
>
> **Purple Grotto Acquisition Corp**
> **Filed on March 2, 2015**
> **File No. 000-55389**
>
> **Noche Grotto Acquisition Corp**
> **Filed on March 3, 2015**
> **File No. 000-55390**
>
> **White Grotto Acquisition Corporation**
> **Filed on March 3, 2015**
> **File No. 000-55391**

Dear Mr. Cassidy:

We have reviewed your filings and have the following comments. Please be advised that each of the below comments included in this letter is applicable to all seven (7) registration statements referenced above and that each should be amended in accordance with the relevant comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1.   We note that you are voluntarily registering your common stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 that includes changes responsive to our comments. Please note we will continue to review your filing until all of our comments have been addressed.

2.   It appears from your filing that you are a shell company that is defined under Rule 405 of the Securities Act as a registrant that has no or nominal operations and either (i) no or nominal assets, (ii) assets consisting solely of cash and cash equivalents, or (iii) assets consisting of any amounts of cash and cash equivalents and nominal other assets. As such, you should disclose that you are a shell company on your cover page and add a risk factor that highlights the consequences of shell company status, including the restrictions on the transferability of your equity interests and the unavailability of Rule 144.

Item 1. Business, page 1

3.   In your response letter, please describe the specific services James Cassidy, James McKillop and Tiber Creek provide in connection with assisting private companies to become public reporting companies. As part of your response, please provide us with your analysis as to whether they are engaged in the business of effecting transactions in securities for the account of others. Refer to Section 3(a)(4) of the Exchange Act. Also, disclose how compensation is determined for services provided and tell us whether Messrs. Cassidy and McKillop and Tiber Creek have ever received transaction-based compensation in connection with the sale of securities.

Item 1A. Risk Factors, page 6

4.   Please provide a separate risk factor discussing the auditor's going concern opinion and the notation in the financial statements stating that there is substantial doubt about your

ability to continue as a going concern. This risk factor should be prominently positioned at the beginning of the risk factors section.

Recent Blank Check Companies, page 15

5.   We note that a number of the companies listed here have had their registrations revoked for repeatedly failing to file timely periodic reports or have filed a Form 15 to terminate their registrations. We note, for example only, that Console Acquisition Corporation, Vanholt Group Ltd. (f/k/a Spinnet Acquisition Corporation), Pixtel Group Ltd. (f/k/a Alderwood Acquisition Corporation), Bristol Rhace Natural Resource Corp. (f/k/a Oakwood Acquisition Corporation), Sherwood Acquisition Corporation, Creative Entertainment Holdings, Inc. (f/k/a Cottonwood Acquisition Corporation), Rosewood Acquisition Corporation, Moxian Corp. (f/k/a Hardwood Acquisition Corporation), Greenpro Resources Corp. (f/k/a Lightwood Acquisition Corporation), and Bio Oil National Corp. (f/k/a Roundwood Acquisition Corporation) have had their registration revoked. We further note that Adelman Enterprises, Inc. (f/k/a Hightower Acquisition Corporation), Rezilient Direct Corp. (f/k/a Bentwood Acquisition Corporation), Sagetree Acquisition Corporation, and JMJP Partners, Inc. (f/k/a Backgate Acquisition Corporation) have filed Forms 15. Please amend your filing to add a risk factor and disclose that these companies with which Messrs. Cassidy and McKillop and Tiber Creek were affiliated with have filed untimely reports, are delinquent in their reporting obligations, have had their registration revoked or filed a Form 15.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579 or me at (202) 551-4572 with any other questions.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Attorney-Advisor

cc: Lee Cassidy, Esq.
        Cassidy & Associates